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NEWS RELEASE

                                     FOR:          The Circle K Corporation

                                     APPROVED BY:  Judy States
                                                   The Circle K Corporation
                                                   602-530-5153
  FOR IMMEDIATE RELEASE
  ---------------------
                                     CONTACT:      Investor Relations:
                                                   Naomi Rosenfeld/Edward Nebb
                                                   212-850-5600
                                                   Media:
                                                   Brian Maddox
                                                   212-850-5600
                                                   Miriam Adler
                                                   415-296-7383
                                                   Morgan-Walke Associates


                   CIRCLE K EXTENDS TENDER OFFER TO PURCHASE
                            NCS SHARES AND WARRANTS


     Phoenix, Arizona, October 31, 1995 - The Circle K Corporation (NYSE:CRK) announced today that it has extended to 5:00 p.m. E.S.T. on November 30, 1995, its tender offer to purchase all the outstanding shares of common stock of National Convenience Stores Incorporated (NYSE:NCS) at $20.00 per share in cash and all outstanding stock purchase warrants of NCS at $2.25 per warrant in cash. Circle K's tender offer was to expire at 5:00 p.m. E.S.T. on November 1, 1995. To date, 130,466 shares and 80,013 warrants have been tendered to the depository under the offer.

     John Antioco, Chairman of the Board, President and Chief Executive Officer of Circle K, said, "We extended our tender offer in order to give us maximum flexibility to pursue various options with respect the NCS. We are also considering whether to submit a proposal to NCS in response to its exploration of a sale of the company. Although no decision has yet been made to submit such a proposal, we would only do so on terms that would be accretive to Circle K's earnings within a reasonable time frame. Any further proposal to acquire NCS must be weighed against the other alternatives for profitable growth that are available to Circle K."

     The Circle K Corporation is the largest operator of company-owned convenience stores and the largest independent gasoline retailer in the United States. It operates or franchises over 2,500 stores in 28 states primarily in the Sunbelt. Additionally, there are over 2,600 stores operating under the Circle K trade name in 19 foreign countries.

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